Exhibit 26 (c) ii. b.

Amendment # 6 to the

Underwriting and Servicing Agreement dated May 1, 1996

Between

MML Distributors, LLC and Massachusetts Mutual Life Insurance Company

March 31, 2008

The first paragraph of Section 14 of the Underwriting and Servicing Agreement dated May 1, 1996 between MML Distributors, LLC and Massachusetts Mutual Life Insurance Company (“MassMutual”) (the “Agreement”) is hereby deleted in its entirety and replaced with the following:

14. MML Distributor’s Compensation. As payment for its services hereunder, MMLD shall receive an annual fee (“Fee”). The Fee shall be equal to a portion of MMLD’s operating costs that are attributable to the services provided by MMLD hereunder. During the fourth quarter of each year, MMLD shall present to MassMutual: (1) a description of those MMLD operating expenses that it believes are attributable to the services provided by MMLD hereunder (“Massachusetts Mutual Variable Life Separate Account I Related Expenses”), (2) the percentage of the Massachusetts Mutual Variable Life Separate Account I Related Expenses for which it believes MassMutual is responsible (“MassMutual Percent”), and (3) an estimated Fee (“Budgeted Fee”) for the following calendar year. If MassMutual objects to the Massachusetts Mutual Variable Life Separate Account I Related Expenses, the MassMutual Percent or the amount of the Budgeted Fee, the parties shall negotiate the matters. The last agreed-to Massachusetts Mutual Variable Life Separate Account I Related Expenses, MassMutual Percent and Budgeted Fee, however, shall remain in effect until the parties agree that any of these items should be changed, or the Agreement is terminated as provided herein. Commencing with respect to the Budgeted Fee for 2009, the amount of the Budgeted Fee shall be reflected in a Supplement to this Agreement, signed by both parties and attached to this Agreement. For 2008, the Budgeted Fee is $        .

MassMutual shall, for each quarter, pay a portion of the Fee to MMLD within 30 days of billing. For the first three quarters, the amount of the payment shall be     % of the Budgeted Fee. The payment for the fourth quarter shall be the difference between the amount of the actual Fee (as determined above) based on final calendar year results and the amount of Budgeted Fee paid in the first three quarters. Unless otherwise specifically agreed to, any indebtedness between MassMutual and MMLD which is not evidenced by written instrument requiring payment of interest, shall bear interest specified in section 1.482-2(a)(2) of the treasury regulations. Any Fee payments owed after the thirtieth day following the receipt of the bill shall be treated as indebtedness and shall accrue interest on a daily basis at the rate provided in the previous sentence

MMLD shall provide a status report on the calculation of the Fee to MassMutual no later than 45 days after the end of the second quarter, and shall indicate whether actual year-to-date results used to calculate the Fee are within     % of the year-to-date pro-rated Budgeted Fee.

MML DISTRIBUTORS, LLC	MASSACHUSETTS MUTUAL LIFE INSURANCE
COMPANY, on its behalf and on behalf of
MASSACHUSETTS MUTUAL VARIABLE LIFE
SEPARATE ACCOUNT I

By:	/s/ Peter Lahaie	By:	/s/ Norman Smith
Peter Lahaie